  Exhibit 99.1

PRESS RELEASE

FEBRUARY 19, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES RECORD 2018 ANNUAL RESULTS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2018 (all figures in U.S. dollars).

FOURTH QUARTER HIGHLIGHTS

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Attributable gold equivalent ounces sold1 of 14,182 ounces (Q4 2017 – 12,032 ounces);

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Revenue of $17.5 million (Q4 2017 - $15.4 million);

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Cash flows from operating activities, excluding changes in non-cash working capital1 of $10.9 million (Q4 2017 – $9.6 million);

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Net income of $2.7 million (Q4 2017 – $0.7 million);

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Credit Facility Amendment: The Company’s revolving credit facility was increased to $225 million for acquisitions and general corporate purposes. The tenure of the facility is four years and is extendable by mutual consent of Sandstorm and the majority of the banking syndicate.

FULL YEAR HIGHLIGHTS

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Record attributable gold equivalent ounces sold1 of 57,646 ounces (FY 2017 – 54,633 ounces);

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Record revenue of $73.2 million (FY 2017 - $68.3 million);

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Average cash cost per attributable gold equivalent ounce of $278 resulting in cash operating margins1 of $991 per ounce (FY 2017 - $280 per ounce and $970 per ounce respectively);

TSX: SSL	NYSE.AMERICAN: SAND

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Record Cash flows from operating activities, excluding changes in non-cash working capital1 of $48.1 million (FY 2017 – $44.0 million);

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Net income of $5.9 million (FY 2017 – $10.5 million);

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Significant Acquisitions: Immediate/near term cash flow, strong counterparties, and significant exploration upside

o
In January 2019, the Company acquired a 0.9% NSR on the precious metals produced from the Fruta del Norte gold project in Ecuador, which is currently under construction and owned by Lundin Gold Inc. The royalty was acquired from a private third party for $32.8 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold.

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In January 2018, the Company acquired a 2% NSR on the producing Houndé gold mine in West Africa which is owned and operated by Endeavour Mining Corporation. The royalty was acquired from Acacia Mining PLC for $45 million in cash and covers the Kari North and Kari South tenements, representing approximately 500 square kilometres of the Houndé property package.

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Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 4.8 million common shares in 2018.

OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent ounces sold for 2019 is forecast to be between 63,000 and 73,000 ounces. The Company is forecasting attributable gold equivalent production of over 140,000 ounces in 2023.

FINANCIAL RESULTS

Over the course of the 2018 year, the Company realized annual records for both revenue and attributable gold equivalent ounces sold of $73.2 million and 57,646 ounces respectively. The records represent a 7% increase in revenue and a 6% increase in attributable gold equivalent ounces sold compared to the 2017 year. A notable contributor to the record gold sales and revenue figures was the addition of the Houndé royalty with $6.7 million in additional revenue being recognized from Houndé in 2018. In addition, the Company realized an increase in annual attributable production from the Karma gold stream, the Chapada copper stream and the Santa Elena gold stream among others.

Net income was lower when comparing the 2018 year to the 2017 year due to factors such as a decrease in gains recognized on the revaluation of investments and certain items that were recognized in 2017 that did not recur in 2018 such as gains related to the Bachelor Lake gold stream amendment, the settlement of certain debt securities in Equinox Gold Corp. (“Equinox Gold”) and a royalty repurchase by Orezone Gold Corporation. The year over year decline in net income was offset by a decrease in non-cash impairments and a decrease in depletion expense. Changes to depletion expenses were partly driven by an adjustment to the number of ounces in the depletable base due to various factors including the conversion of exploration upside into resources and reserves.

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SHARE BUYBACK PROGRAM

During the fourth quarter of 2018, Sandstorm announced that the Company’s Board of Directors approved the purchase of up to 18.3 million of its common shares (“Common Shares”) by the end of 2019, subject to Toronto Stock Exchange approval (the “Buyback”). Since the announcement of the Buyback on November 15, 2018, Sandstorm has bought back approximately 4.7 million shares.

Under the Company’s current Normal Course Issuer Bid (“NCIB”), Sandstorm has the option to purchase up to 9.2 million Common Shares until April 4, 2019. As of February 19, 2019, the Company has purchased 7.2 million Common Shares, leaving 2.0 million Common Shares still available to purchase under the current NCIB. After the current NCIB expires on April 4, 2019, the Company plans to seek approval for a new NCIB from the TSX. Subject to TSX approval, the new NCIB would provide Sandstorm the ability to purchase the remaining shares under the Buyback.

For more information regarding the current NCIB, see Sandstorm’s press releases dated March 29, 2018 and November 15, 2018 at www.sandstormgold.com or on Sandstorm’s Sedar profile at www.sedar.com.

The actual number of Common Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any securities acquired under the NCIB will be cancelled.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the fourth quarter of 2018, approximately 32% were attributable to mines located in Canada, 25% from the rest of North America and 43% from South America and other countries.

	THREE MONTHS ENDED DEC. 31, 2018		YEAR ENDED DEC. 31, 2018
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$5.7	4,573	$25.1	19,817
North America excl. Canada	$4.3	3,496	$14.8	11,652
South America & Other	$7.5	6,113	$33.3	26,177
Total	$17.5	14,182	$73.2	57.646

Canada

Streams and royalties on Canadian mines contributed 15% fewer gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2017. The change is primarily due to a decrease in gold equivalent ounces sold from the Black Fox mine in Ontario and in royalty revenue from the Bracemac-McLeod mine in Québec, offset by increases from the Diavik mine in the Northwest Territories and the Bachelor Lake mine in Québec.

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North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, increased by 167% compared to the fourth quarter in 2017. The changes were driven by an increase in gold equivalent ounces sold from the Santa Elena mine in Mexico and in royalty revenue from the Emigrant Springs mine in Nevada, offset by a decrease in royalty revenue from the San Andres mine in Honduras.

South America & Other

Operations in South America and other countries contributed 14% more gold equivalent ounces when compared to the fourth quarter of 2017. The change is primarily due to the addition of royalty revenue from the Houndé mine in Burkina Faso, offset by a decrease in gold equivalent ounces from the Yamana Silver stream on the Minera Florida mine in Chile and the Chapada mine in Brazil.

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AURIZONA ROYALTY

Equinox Gold announced in early 2019 that construction is nearing completion at the Aurizona mine in Brazil and that commissioning of the process plant is underway. Commercial production is expected around the end of the first quarter of 2019. Aurizona is expected to produce between 85,000 to 105,000 ounces of gold in 2019, and average 136,000 ounces of gold per year over the life of the mine.

Activities during 2019 at Aurizona will focus on a preliminary assessment of the potential for an underground mine at Aurizona, updating the resource based on near-mine drilling completed during 2017 and 2018, and continuing exploration at Tatajuba and other targets to extend the open-pit mine life.

For more information refer to www.equinoxgold.com and see the press release dated January 8, 2019.

Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Wednesday, February 20, 2019 starting at 8:30am PST to further discuss the fourth quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 201 389 0899
North American Toll-Free: (+1) 877 407 0312
Conference ID: 13687067
Webcast URL: https://bit.ly/2WXcsmU

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Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized selling price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM FORGAARD
CHIEF FINANCIAL OFFICER	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE.AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 187 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, intentions with respect to the purchase of the Common Shares, intentions with respect to the Buyback, the Company’s intentions and ability to purchase the remaining Common Shares, the Company’s intentions with respect to seeking approval for a new NCIB, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: failure to obtain approval of the TSX for the NCIB, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE.AMERICAN: SAND